Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VIQ Solutions Inc. (the “Company” or “VIQ”)

5915 Airport Road, Suite 700

Mississauga, Ontario

L4V 1T1

Item 2	Date of Material Change

August 12, 2021

Item 3	News Release

A news release concerning the material change described herein was disseminated on August 12, 2021 through Business Wire and subsequently filed on SEDAR. A copy of the news release is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On August 12, 2021, the Company announced it would not be proceeding with its previously announced public offering of common shares (the “Offering”) as set forth in the draft shelf prospectus filed supplement on August 9, 2021 to its final short form base shelf prospectus dated June 10, 2021 with the securities regulatory authorities in each of the provinces of Canada except for Québec (the “Prospectus Supplement”).

The Company also announced its common shares are expected to begin trading on August 12, 2021 on the Nasdaq Capital Market under the ticker “VQS”.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 12, 2021, the Company announced it would not be proceeding with the Offering. The termination resulted from an assessment by VIQ’s management that current market conditions were not conducive for an offering on terms that would be in the best interests of VIQ’s shareholders. As a result of the termination, no common shares will be sold pursuant to the offering.

The Prospectus Supplement was also filed in the United States with the United States Securities and Exchange Commission as part of a registration statement on Form F-10 (the “Form F-10”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. No securities were sold in connection with the Offering pursuant to the Form F-10.

The Company also announced that its common shares are expected to begin trading on August 12, 2021 on the Nasdaq Capital Market under the ticker “VQS”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Sebastien Paré

President and Chief Executive Officer

Tel:	905-948-8266
Email:	spare@viqsolutions.com

Item 9	Date of Report

August 12, 2021